                                   PROSPECTUS




                                3,679,805 SHARES


                           MAXIM PHARMACEUTICALS, INC.


                                  COMMON STOCK


         The selling stockholders identified in this prospectus are selling 3,679,805 shares of Maxim Pharmaceuticals, Inc. common stock. Maxim will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the American Stock Exchange under the symbol "MMP" and on the Stockholm Stock Exchange under the symbol "MAXM". The closing sale price of the common stock, as reported on the American Stock Exchange on January 6, 2000, was $19.125 per share.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 3.

         Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is January 7, 2000.

                                     SUMMARY

         IN THIS PROSPECTUS, THE WORDS "WE," "OUR," AND "US" REFER ONLY TO MAXIM AND NOT TO THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD BE VERY DIFFERENT THAN THE RESULTS WE DISCUSS IN THIS PROSPECTUS OR THE INFORMATION WE INCORPORATE BY REFERENCE INTO THIS PROSPECTUS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE FOLLOWING SECTION AND THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS."

THE COMPANY

         Maxim is developing a new generation of drugs, therapies and vaccines for cancer, infectious diseases and topical disorders.

         Our lead drug candidate, MAXAMINE-Registered Trademark-, is currently being tested in Phase 3 clinical trials in malignant melanoma, the most deadly form of skin cancer and acute myelogenous leukemia, the most common acute adult leukemia, in 12 countries around the world. A Phase 3 trial is a large-scale test designed to be the final human study demonstrating the safety and efficacy of a drug and supporting an application to the U.S. Food and Drug Administration or international regulatory agencies for marketing approval. The initial market launch of MAXAMINE is planned for early 2001 in the U.S. and late 2001 in certain countries outside the U.S, subject to the receipt of regulatory approvals.

         A series of Phase 2 clinical trials in patients with malignant melanoma and acute myelogenous leukemia have shown a more than doubling of survival and remission times for patients treated with MAXAMINE as well as the ability to maintain patient quality of life during treatment with the drug. A Phase 2 trial is an intermediate test designed to show a preliminary evidence of efficacy of the drug being tested. These studies have shown a more than doubling of survival and remission times for patients treated with MAXAMINE as well as the ability to maintain patient quality of life during treatment with the drug. Earlier-stage clinical studies have also suggested promise in the following diseases:

         -     Renal cell carcinoma, a cancer of the kidneys; and
         -     Multiple myeloma, a cancer of the bone marrow.

         In November 1999 we announced preliminary 12-week results from a phase 2 study of MAXAMINE in combination in the treatment of previously untreated hepatitis C-infected patients. Hepatitis C is a viral infection targeting the liver, and the study is designed to evaluate the safety and activity of four different dose regimens of MAXAMINE in combination with the standard dose of interferon, an agent currently approved for the treatment of hepatitis C. After 12 weeks of therapy, the combination of MAXAMINE and interferon achieved a complete biochemical and viral response, the accepted endpoints for measuring effectiveness of treatment, in 72 percent of all patients compared to the 25 to 40 percent response that is commonly observed in patients with similar profiles treated with interferon alone.

         More than 800 patients have been treated in our completed and ongoing clinical trials.

         A second product platform under development is MAXDERM-Trademark-, A MAXAMINE-related series of drugs for the treatment of certain topical disorders. Randomized, blinded, placebo-controlled trials have been conducted in more than 75 patients. Studies in patients with oral mucositis, a serious side effect of chemotherapy and radiation treatment of cancer patients, and cold sores suggested that MAXDERM resolved lesions more effectively than a placebo control. Other clinical data suggests that MAXDERM may be beneficial in the treatment of bed sores, shingles, burns, eye infections and other related conditions. Our third technology platform, MAXVAX-Trademark-, is currently in preclinical development and is designed to facilitate a new class of needle-free mucosal vaccines for several infectious diseases including respiratory infections, sexually transmitted diseases, and gastrointestinal tract diseases.

THE OFFERING

      We recently completed a preferred stock financing from which we received aggregate proceeds of $23.8 million. We are obligated to register the common stock issuable upon conversion of this preferred stock so that it can be resold in the public market. We are also registering common stock, and the common stock issuable upon


                                       2.

exercise of warrants held by certain advisors to Maxim. We will not receive any of the proceeds from the sale of common stock pursuant to this prospectus.

         The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section entitled "Plan of Distribution."

         Our principal executive offices are located at 8899 University Center Lane, Suite 400, San Diego, California 92122 and our telephone number is (858) 453-4040.




                                       3.

                                  RISK FACTORS

         IN EVALUATING OUR BUSINESS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

WE ARE NOT PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES. IF WE DO NOT BECOME PROFITABLE, WE MAY ULTIMATELY BE FORCED TO DISCONTINUE OUR OPERATIONS.

         We are a development-stage enterprise. We have experienced net losses every year since our inception and, as of September 30, 1999 had an accumulated deficit of approximately $81.9 million. We anticipate incurring substantial additional losses over at least the next several years related to developing and testing our product candidates and preparing for commercialization of our products. If we do not become profitable, our stock price will be negatively affected, and we may ultimately be forced to wind down our operations.

WE WILL LIKELY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE. IF WE ARE UNABLE TO OBTAIN THE FUNDS NECESSARY TO CONTINUE OUR OPERATIONS, WE MAY BE REQUIRED TO DELAY, SCALE BACK OR ELIMINATE ONE OR MORE OR OUR PRODUCT COMMERCIALIZATION PROGRAMS.

         We have already spent substantial funds developing our products and business. We expect to continue to have negative cash flow from our operations for at least the next several years. We will likely have to raise substantial additional funds to complete the development of our products and to bring them to market. Our future capital requirements will depend on numerous factors, including:

         -        the results of our clinical trials;
         - the timing and scope of any additional clinical trials undertaken;
         - the scope and results of our research and development programs;
         -        the time required to obtain regulatory approvals;
         - our ability to establish marketing alliances and collaborative agreements;
         -        the cost of our internal marketing activities; and
         - the cost of filing, prosecuting and, if necessary, enforcing patent claims.

         Additional financing may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our product development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or products that we would not otherwise relinquish.


THE DEVELOPMENT OF OUR PRODUCTS IS SUBJECT TO UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL. IF WE FAIL TO SUCCESSFULLY DEVELOP OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUES WILL BE SUBSTANTIALLY IMPAIRED.

         Potential products based on our MAXAMINE, MAXDERM and MAXVAX technologies will require extensive clinical testing, regulatory approval and substantial additional investment before we can sell them. We cannot assure you that any of our products will:

         -        be successfully developed;
         -        prove to be safe and effective in clinical trials;
         -        meet applicable regulatory standards;
         - be capable of being produced in commercial quantities at acceptable costs;
         - be eligible for third party reimbursement from governmental or private insurers; or
         -        be successfully marketed or achieve market acceptance.


         We have not completed final testing for efficacy or safety in humans for any of our products, and any delay in our expected testing and development schedules, or any elimination of product development program entirely, will negatively impact our ability to generate revenues from the sale of our products.



                                       4.

OUR PRODUCT CANDIDATES ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION WHICH COULD INCREASE THE COST OF DEVELOPING OUR PRODUCTS AND DELAY OR PREVENT THE SALES OF OUR PRODUCTS.

         Our product candidates are subject to significant regulation by the U.S. Food and Drug Administration, or the FDA, as well as similar agencies in countries outside the United States. Satisfaction of lengthy and detailed laboratory and clinical testing procedures required to submit an application for regulatory approval is costly and may take a number of years. If we do not receive FDA approval for our products under development, we will not be able to market or sell our products in the United States. This would prevent us from generating product revenue in the United States and would be extremely detrimental to our business and financial condition. European and other international regulatory approvals are subject to similar risks and uncertainties as regulatory approvals in the United States.

         We are expending substantial time and financial resources to conduct clinical trials, but we cannot be sure that the results of our clinical trials will support the submission of an investigational new drug application or a product license application, or that any applications we do file will be approved by the FDA or any similar foreign agency on a timely basis, or at all.

         Once we do receive regulatory approval, we will still be subject to ongoing regulatory requirements. Moreover, government regulation may increase at any time, creating additional costs and delays for us.

IF WE FAIL TO SECURE ADEQUATE PROTECTION OF OUR INTELLECTUAL PROPERTY OR THE RIGHT TO USE CERTAIN INTELLECTUAL PROPERTY OF OTHERS, WE MAY NOT BE ABLE TO PROTECT OUR PRODUCTS AND TECHNOLOGIES FROM COMPETITORS.

         Our success depends in large part on our ability to obtain, maintain and protect patents and trade secrets and to operate without infringing upon the proprietary rights of others. If we are unable to do so, our products and technologies may not provide us with any competitive advantage.

         The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, and the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. As a result, patents may not issue from any of our patent applications. Further, patent applications in the United States are secret until a patent issues, and we cannot be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to file patent applications for this technology. In addition, patents currently held by us or issued to us in the future, or to licensors from whom we have licensed technology rights, may be challenged, invalidated or circumvented so that our intellectual property rights may not protect our technologies or provide commercial advantage to us. In addition, we also rely on unpatented trade secrets and proprietary know-how, and we cannot be sure that others will not obtain access to or independently develop such trade secrets and know-how.

         The pharmaceutical industry has experienced extensive litigation regarding patent and other intellectual property rights. Although, to date, we are not aware of any intellectual property claims against us, in the future, we could be forced to incur substantial costs in defending ourselves in lawsuits that are brought against us claiming that we have infringed the patent rights of others or in asserting our patent rights in lawsuits against other parties. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties' patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses that may not be available on commercially reasonable terms or subject us to significant liabilities to third parties.



                                       5.

OUR FAILURE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD PREVENT US FROM GROWING OUR BUSINESS.

         Our future performance and growth depends in part upon the continued contributions of our senior management team and on our ability to attract and retain qualified management and scientific personnel. Competition for such personnel is intense, and we do not know if we will be able to continue to attract, assimilate or retain highly qualified technical and management personnel. The loss of key personnel or the failure to recruit additional personnel or develop needed expertise could have a material and adverse affect on our efficiency and on our ability to grow our business.

BECAUSE WE ARE DEPENDENT ON OUR COLLABORATIVE PARTNERS AND CONTRACTORS FOR CLINICAL TESTING AND FOR CERTAIN RESEARCH AND DEVELOPMENT ACTIVITIES, THE RESULTS OF OUR CLINICAL TRIALS AND SUCH RESEARCH ACTIVITIES ARE, TO A CERTAIN EXTENT, BEYOND OUR CONTROL.

         Our business strategy requires us to rely on our collaborative partners and contractors to assist us with clinical testing and certain research and development activities. As a result, our success is dependent upon the success of these outside parties in performing their responsibilities. Although we believe our collaborative partners are economically motivated to perform on their contractual obligations, we can not control the amount of and timing of resources and skill applied to these activities by our collaborators. In addition, we may not be able in the future to negotiate acceptable collaborative arrangements required to implement our business strategy, and even if we are able to enter into further collaborative arrangements in the future, we cannot be sure that these arrangements will be successful.

WE HAVE NO EXPERIENCE MARKETING OR SELLING PHARMACEUTICAL PRODUCTS.

         Although we currently intend to co-market MAXAMINE in the United States, we have never marketed or sold any pharmaceutical product before. In order to co-market and co-sell MAXAMINE or other products, we will need to develop a sales force and a marketing group with relevant pharmaceutical experience, and also to make appropriate arrangements with strategic partners. We cannot guarantee that we will be able to attract, assimilate or retain highly qualified marketing and sales personnel, or successfully employ them to commercialize MAXAMINE. If we cannot develop the required marketing and sales expertise both internally and through our partnering arrangements, our ability to generate revenue from product sales will likely suffer.

         We intend to rely on our collaborative partners to market and sell MAXAMINE in international markets, and such arrangements may be sought to market MAXDERM and MAXVAX in all markets. We have not yet entered into any collaborative arrangement with respect to marketing or selling MAXAMINE with the exception of agreements relating to Australia, New Zealand and Israel, and have not entered into any agreements regarding MAXDERM or MAXVAX, and we cannot guarantee that we will be able to enter into any such arrangements on terms favorable to us, or at all. If we are able to enter into marketing and selling arrangements with collaborative partners we cannot assure you that such marketing collaborators will apply adequate resources and skills to their responsibilities, or that their marketing efforts will be successful.


WE WILL BE DEPENDENT ON THIRD PARTY MANUFACTURERS OF OUR PRODUCTS. OUR ABILITY TO SELL PRODUCT MAY BE HARMED TO THE EXTENT ADEQUATE QUANTITIES OF OUR PRODUCTS ARE NOT MANUFACTURED ON A TIMELY BASIS.

         We do not intend to acquire or establish our own dedicated manufacturing facilities for MAXAMINE in the foreseeable future and have, and expect to continue to, contract with established pharmaceutical manufacturers for the production of the product. If we are unable to continue to contract with third-party manufacturers on acceptable terms, our ability to conduct clinical testing and to produce commercial quantities of MAXAMINE and other products will be adversely affected. If we cannot adequately manufacture our products, it could result in delays in submissions for regulatory approval and in commercial product launches, which in turn could materially impair our competitive position and the possibility of achieving profitability. We cannot guarantee that we will be able to



                                       6.

maintain our existing contract manufacturing relationships, or acquire or establish new, satisfactory third-party relationships to provide adequate manufacturing capabilities in the future.

OUR PRODUCTS MAY NOT BE ACCEPTED, PURCHASED OR USED BY DOCTORS, PATIENTS OR PAYORS.


         MAXAMINE, and any of our other products in development, may not achieve market acceptance even if the FDA and similar foreign regulatory agencies approve the drug. The degree of market acceptance of our products will depend on a number of factors, including:

         -        the scope of regulatory approvals;
         -        the establishment and demonstration in the medical community of the clinical efficacy and safety of our products;
         -        their potential advantages over existing treatment methods;
                  and
         - reimbursement policies of government and other third-party payors.

         We cannot guarantee that physicians, patients, payors or the medical community in general will accept and utilize any products that we develop.

WE COMPETE AGAINST MANY COMPANIES AND RESEARCH INSTITUTIONS THAT ARE DEVELOPING PRODUCTS TO TREAT THE SAME DISEASES AS OUR PRODUCTS. TO THE EXTENT THESE COMPETITORS ARE SUCCESSFUL IN DEVELOPING AND MARKETING SUCH PRODUCTS, OUR FUTURE POTENTIAL MARKET SHARE AND REVENUES COULD BE REDUCED.

         There are many companies, both publicly and privately held, including well-known pharmaceutical companies and academic and other research institutions, engaged in developing pharmaceutical and biologically-derived products for the treatment of cancer and vaccines and therapeutics for the prevention or the treatment of infectious diseases. Products developed by any of these companies or institutions may demonstrate greater safety or efficacy than our products or be more widely accepted by doctors, patients or payors. Many of our competitors and potential competitors have substantially greater capital, research and development capabilities and human resources than we do and represent significant competition. Many of these competitors also have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals. If any of our products are approved for commercial sale, we will also be competing with companies that have greater resources and experience in manufacturing, marketing and selling pharmaceutical products. To the extent that any of our competitors succeed in developing products that are more effective, less costly, or have better side effect profiles than our products, then our market share could decrease which may have a negative impact on our business.

THE TECHNOLOGY IN OUR SECTOR IS DEVELOPING RAPIDLY, AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO KEEP ABREAST OF TECHNOLOGICAL CHANGE.

         We are engaged in the pharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in oncology, cancer therapy, medicinal pharmacology, biochemistry and other fields are expected to continue at a rapid pace. Research and discoveries by others may render some or all of our proposed programs or products noncompetitive or obsolete. Our business strategy is subject to the risks inherent in the development of new products using new technologies and approaches. Unforeseen problems may develop with these technologies or applications, and we may not be able to successfully address technological challenges we encounter in our research and development programs. This may result in our inability to develop commercially feasible products.

THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR FUTURE SALE. THE SALE OF THESE SHARES MAY DEPRESS OUR STOCK PRICE.

         Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices for our common stock and our ability to raise equity capital in the future. As of December 1, 1999 we have outstanding 12,523,538 shares of common stock. Of these shares, an aggregate of 11,599,198 shares are freely tradable in the public market, unless acquired by our affiliates. The remaining 924,340 shares are "restricted



                                       7.

securities" as that term is defined in Rule 144 under the Securities Act, of which 773,919 are eligible for immediate sale in the public market pursuant to Rule 144, subject to certain volume and manner of sale limitations, and of which 23,021 are being registered hereby and will be eligible for immediate sale in the public market pursuant to such registration. As of December 1, 1999 we also have outstanding 267,664 shares of preferred stock which are convertible into 2,676,640 shares of common stock. All of these preferred shares are restricted and none are eligible for immediate sale in the public market pursuant to Rule
144. However, the shares of common stock issuable upon conversion of such shares of preferred stock are being registered hereby and will be eligible for immediate sale in the public market pursuant to such registration.

         As of December 1, 1999 approximately 3,121,216 shares of common stock underlying warrants, 977,310 shares issued or reserved for issuance under our equity incentive plan, and 41,909 shares reserved for issuance under our 401(k) plan will be available for immediate sale in the public market, unless purchased by our affiliates. There are 681,302 shares of common stock underlying certain warrants outstanding as of December 1, 1999 which have not been registered for public sale and will be subject to the public sale restrictions of Rule 144 or Rule 701 under the Securities Act, where applicable if the warrants are exercised. However, 509,024 of the shares of common stock underlying these warrants are being registered hereby and will be available for immediate sale in the public market upon such registration.

OUR STOCK PRICE MAY BE HIGHLY VOLATILE DUE TO EXTERNAL FACTORS.

         Our common stock currently trades on the American Stock Exchange and on the Stockholm Stock Exchange. Historically, our common stock has generally experienced relatively low daily trading volumes in relation to the aggregate number of shares outstanding. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices of our common stock and our ability to raise equity capital in the future.

         Factors that may have a significant impact on the market price or the liquidity of our common stock also include:

         - actual or potential clinical trial results relating to products under development by us or our competitors;
         -        delays in our testing and development schedules;
         - events or announcements relating to our collaborative relationships with others;
         - announcements of technological innovations or new products by us or our competitors;
         - developments or disputes concerning patents or proprietary rights;
         - regulatory developments in both the United States and countries outside of the United States;
         - economic and other external factors, as well as period-to-period fluctuations in our financial results.

         External factors may also adversely affect the market prices for our common stock. The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on the American Stock Exchange and the Stockholm Stock Exchange, and these factors may differ between the two markets. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded pharmaceutical or biotechnology companies have in the past been, and can in the future be expected to be, especially volatile.



                                       8.

The following table sets forth the high and the low sales prices for our common stock for the quarter indicated as reported on the American Stock Exchange:



                                                                                 HIGH              LOW
                                                                                 ----              ---
YEAR ENDED SEPTEMBER 30, 1998:
       First Quarter....................................................    $     19-1/4     $    12-1/4
       Second Quarter...................................................          16-5/8          13-3/4
       Third Quarter....................................................              23          14-1/8
       Fourth Quarter...................................................          20-1/2              14


YEAR ENDED SEPTEMBER 30, 1999:
       First Quarter....................................................    $     16-1/2     $    11-5/8
       Second Quarter...................................................          15-5/8          10-1/2
       Third Quarter ...................................................          11-3/8               9
       Fourth Quarter...................................................          10-5/8           7-1/2


YEAR ENDING SEPTEMBER 30, 2000:
       First Quarter....................................................    $      20-1/8    $         8
       Second Quarter (through January 6, 2000).........................    $      20-1/2    $    18-1/4





                       WHERE YOU CAN GET MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "HTTP://WWW.SEC.GOV". In addition, you can read and copy our SEC filings at the office of the American Stock Exchange at 86 Trinity Place, New York, New York.

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. Our SEC file number for the information we have incorporated by reference is 001-14430. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         -     Annual Report on Form 10-K for the year ended September 30,
               1999; and

         - Our registration statement on Form 8-A filed on June 28, 1996 which includes a description of our common stock.


                                       9.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

                  Maxim Pharmaceuticals
                  8899 University Center Lane, Suite 400
                  San Diego, CA  92122
                  Attn:  Corporate Secretary
                  (858) 453-4040

    This prospectus is part of a larger registration statement we filed with the SEC. In deciding whether to buy our common stock, you should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document

                                 USE OF PROCEEDS

         Maxim will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.



                                      10.

                              SELLING STOCKHOLDERS

         The following table sets forth the names of each of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders as of December 1, 1999 and the number of shares of common stock being offered by each of them pursuant to this prospectus. This information is based upon information provided by each respective selling stockholder. Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate can be provided as to the number of shares or percentage of outstanding common stock that will be held by the selling stockholders after such offering. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors.

         - To our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

         - Percentage ownership is based on 12,523,538 shares of common stock outstanding as of December 1, 1999 plus shares of common stock that may be received upon conversion of the Series B Preferred Stock or exercise of warrants held by the selling stockholder.

         - The number of shares being offered includes shares of common stock issuable in connection with dividends payable on such shares, assuming such dividends are paid in stock in lieu of cash.

         Unless otherwise indicated in the footnotes below, the number of shares beneficially owned before this offering by each selling stockholder and the number of shares being offered consist solely of shares of common stock issuable upon conversion of our Series B Preferred Stock. For each selling stockholder, we have included shares issuable in connection with required dividends on the Series B Preferred Stock assuming that each selling stockholder will elect to take such dividends in shares of stock instead of cash. For any stockholder that elects to take all such dividends in cash, the number of shares of common stock issuable upon conversion of such holder's Series B Preferred Stock would be approximately 11% less than the number indicated in the table below.

         None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Maxim Pharmaceuticals, Inc. or any of its predecessors or affiliates.



                                                     SHARES BENEFICIALLY OWNED    NUMBER OF    SHARES BENEFICIALLY OWNED
                                                          BEFORE OFFERING           SHARES           AFTER OFFERING
                                                                                    BEING
SELLING STOCKHOLDER                                      NUMBER     PERCENT        OFFERED        NUMBER       PERCENT
-------------------                                      ------     -------        -------        ------       -------
AP Asset Management AG (1)                               271,160     2.12%         271,160             -             -
Werkstrasse 2
8806 Bach
Switzerland

The Aries Master Fund (2)                                340,170     2.66%         263,210        76,960             *
787 Seventh Avenue, 48th Floor
New York, NY  10019

Aries Domestic Fund, L.P.(3)                             140,990     1.12%         106,740        34,250             *
787 Seventh Avenue, 48th Floor
New York, NY  10019

Aries Domestic Fund II, L.P.(4)                            9,420         *           8,300         1,120             *
787 Seventh Avenue, 48th Floor
New York, NY  10019



                                      11.


                                                     SHARES BENEFICIALLY OWNED    NUMBER OF    SHARES BENEFICIALLY OWNED
                                                          BEFORE OFFERING           SHARES           AFTER OFFERING
                                                                                    BEING
SELLING STOCKHOLDER                                      NUMBER     PERCENT        OFFERED        NUMBER       PERCENT
-------------------                                      ------     -------        -------        ------       -------
Caduceus Capital II L.P.                                105,280           *        105,280             -             -
767 Third Avenue, 6th Floor
New York, NY  10017

Cappello Capital Corp. (5)                                5,602           *          5,602             -             -
1299 Ocean Avenue, Suite 306
Santa Monica, CA  90401

Clarion Capital Corporation                              37,800           *         37,800             -             -
1801 East 9th Street, Suite 1120
Cleveland, Ohio  44114

DVG Deutsche Vermogensbildungsgesellschaft mbH (6)      841,200       6.52%        378,290       462,910         3.70%
Feldbergstra(beta)e 22
60323 Frankfurt, Germany

DWS Investment GmbH                                   1,125,500       8.25%      1,125,500             -             -
Gruneburgweg 113-115
60323 Frankfurt Am Main, Germany

Evolution Capital (7)                                   180,000       1.42%        180,000             -             -
156 West 56th Street, 11th Floor
New York, NY  10019

Forsakringsbolaget SPP Omsesidigt (8)                   736,540       5.82%        129,820       606,720         4.84%
SE-103 73 Stockholm, Sweden

Kristoffer Hellstrand                                    30,815           *         23,021         7,794             *
Brodragatan 19
S-412 74 Goteborg, Sweden

Index Special Situations Fund, Ltd.                      37,800           *         37,800             -             -
Montague Sterling Centre, East Bay Street
P.O. Box SS-6238
Nassau, Bahamas

Charles Johnston (9)                                     29,420           *         12,580        16,840             *
706 Ocean Drive
Juno Beach, FL  33408

The Kriegsman Group (10)                                240,232       1.88%          7,842       232,390         1.82%
920 Greentree Road
Pacific Palisades, CA  90272

Livforsahringsahtiebolaget Skandia (publ) (11)          951,300       7.45%        252,200       699,100         5.58%
SE-103 50 Stockholm
Sweden

Merced Partners, LP                                     126,090       1.00%        126,090             -             -
601 Carlson Parkway, Suite 200
Minnetonka, MN  55305




                                      12.


                                                     SHARES BENEFICIALLY OWNED    NUMBER OF    SHARES BENEFICIALLY OWNED
                                                          BEFORE OFFERING           SHARES           AFTER OFFERING
                                                                                    BEING
SELLING STOCKHOLDER                                      NUMBER     PERCENT        OFFERED        NUMBER       PERCENT
-------------------                                      ------     -------        -------        ------       -------
Douglas & Laurie Moore Family Trust                      12,580           *         12,580             -             -
2455 Deer Valley Lane
Walnut Creek, CA  94598

Mr. Steven M. Oliveira                                   25,200           *         25,200             -             -
4 Piper Court
Blauvelt, NY  10913

Roston Enterprises (12)                                  35,190           *          6,280        28,910             *
2201 Canyonback Road
Los Angles, CA  90049

Wayne Philip Rothbaum (13)                               90,000           *         90,000             -             -
156 West 56th Street, 11th Floor
New York, NY  10019

SEB Lakemedel och Bioteknikfond (14)                    573,006       4.54%        107,180       465,826         3.72%
ST S6
SE-106 40 Stockholm, Sweden

SEB Lux (F) Lakemedel och Bioteknikfond (15)             37,520           *         18,890        18,630             *
SEB Private Bank
P.O. Box 487
L-2014, Sweden

Mitchell Silber (16)                                     90,000           *         90,000             -             -
156 West 56th Street, 11th Floor
New York, NY  10019

Wechsler & Co., Inc. (17)                                71,490           *         37,800        33,690             *
105 South Bedford Road, Suite 310
Mount Kisco, NY  10549

Wendt Family Revocable Trust (18)                        29,040           *         10,700        18,340             *
4900 West Dry Creek Road
Healdsburg, CA  95448

Winchester Global Trust Company Limited                 209,940       1.65%        209,940             -             -
  as Trustee for Caduceus Capital Trust
767 Third Avenue, 6th Floor
New York, NY  10017


-------------------------
* Less than 1%

(1) Includes warrants to purchase 271,160 shares of common stock at an exercise price of $11.9375 per share, all of which are immediately exercisable.

(2) Includes 76,960 shares of common stock beneficially owned by the Aries Master Fund as of December 1, 1999.

(3) Includes 34,250 shares of common stock beneficially owned the Aries Domestic Fund, L.P. as of December 1, 1999.



                                      13.

(4) Includes 1,120 shares of common stock beneficially owned by Aries Domestic Fund II, L.P. as of December 1, 1999.

(5) Includes warrants to purchase 5,602 shares of common stock at an exercise price of $8.925 per share, all of which are immediately exercisable.

(6) Includes 462,910 shares of common stock beneficially owned by DVG Deutsche Vermogensbildungsgesellschaft mbH as of December 1, 1999.


(7) Includes warrants to purchase 180,000 shares of common at an exercise price of $11.15625 per share, all of which are immediately exercisable.

(8) Includes 606,720 shares of common stock beneficially owned by Forsakringsbolaget SPP Omsesidigt as of December 1, 1999.

(9) Includes 16,840 shares of common stock beneficially owned by Charles Johnston as of December 1, 1999.

(10) Includes warrants to purchase 7,842 shares of common stock at an exercise price of $8.925 per share, all of which are immediately exercisable. Also includes warrants to purchase 32,390 shares of common stock at an exercise price of $9.725 per share, all of which are immediately exercisable and warrants to purchase 200,000 shares of common stock at an exercise price of $13.00 per share, 75% of which are immediately exercisable, and 25% of which will become exercisable on December 6, 1999.

(11) Includes 699,100 shares of common stock beneficially owned by Livforsahringsahtiebolaget Skandia (publ) as of December 1, 1999.

(12) Includes 28,910 shares of common stock beneficially owned by Roston Enterprises as of December 1, 1999.

(13) Includes warrants to purchase 90,000 shares of common at an exercise price of $11.15625 per share, all of which are immediately exercisable.

(14) Includes 465,826 shares of common stock beneficially owned by SEB Lakemedel och Bioteknikfond as of December 1, 1999.

(15)     Includes 18,630 shares of common stock beneficially owned by SEB Lux
         (F) Lakemedel och Bioteknikfond as of December 1, 1999.

(16) Includes warrants to purchase 90,000 shares of common at an exercise price of $11.15625 per share, all of which are immediately exercisable.

(17) Includes 33,690 shares of common stock beneficially owned by Wechsler & Co., Inc. as of December 1, 1999.

(18) Includes 17,340 shares of common stock beneficially owned by the Wendt Family Revocable Trust as of December 1, 1999 and warrants to purchase 1,000 shares of common stock, all of which are immediately exercisable.



                                      14.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders or their respective pledgees, donees, transferees or other successors in interest. All or part of the shares may be offered by the selling stockholders from time to time in transactions on the American Stock Exchange, or such other exchange on which the common stock may from time to time be trading, in privately negotiated transactions, through the writing of options on the shares or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The methods by which the shares may be sold or distributed may include, but not be limited to, the following:

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
     - an exchange distribution in accordance with the rules of such exchange;
     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     -    privately negotiated transactions;
     - a cross or block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     - short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, in connection with which the selling stockholders may sell and deliver the shares;
     - short sales or borrowings, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;
     - delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether optional or mandatory), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and
     -    a combination of such methods of sale or distribution.

         The selling stockholders may also sell such shares in accordance with Rule 144 under the Securities Act.

         In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders or from the purchasers in amounts to be negotiated.

         This prospectus may also be used by donees of the selling stockholders or other persons acquiring shares, including brokers who borrow the shares to settle short sales of shares of common stock, and who wish to offer and sell such shares under circumstances requiring or making desirable its use. From time to time the selling stockholders may pledge its shares pursuant to the margin provisions of its respective customer agreements with respective brokers or otherwise. Upon a default by the selling stockholders, the broker or pledgee may offer and sell the pledged shares from time to time.

         The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. In addition, if a selling stockholder is deemed to be an underwriter, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales.

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear the brokerage commissions and similar selling expenses, if any, attributable to the sale of their shares.



                                      15.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon for us by Arnold & Porter, Washington, D.C.

                                     EXPERTS

         The financial statements of Maxim Pharmaceuticals, Inc. as of September 30, 1999 and 1998, and for each of the years in the three-year period ended September 30, 1999, and for the period from inception (October 23, 1989) through September 30, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



                                      16.